UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☒	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

☐	Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended:	Commission File Number:

LIMINAL BIOSCIENCES INC.

(Exact name of Registrant as specified in its charter)

Canada	2834	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number (if applicable))	(I.R.S. employer identification number (if applicable))

440 Armand-Frappier Boulevard, Suite 300

Laval, Québec

H7V 4B4

+1 450 781 0115

(Address and telephone number of registrant’s principle executive offices)

Cogency Global Inc.

10 E. 40th Street, 10th Floor

New York, New York 10016

+1 212 974 7200

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, no par value Common Shares, no par value	LMNL LMNL	Toronto Stock Exchange The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

For annual reports, indicate by check mark the information filed with this form:

☐ Annual Information Form	☐ Audited Annual Financial Statements

Indicate the number of outstanding shares of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

N/A

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☐            No  ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes  ☐            No  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Registration Statement on Form 40-F are forward-looking statements. Please see “Forward-Looking Statements” on page 3 of the Annual Information Form, which is filed as Exhibit 99.16 to this Registration Statement on Form 40-F.

PRINCIPAL DOCUMENTS

The following documents are filed as part of this Registration Statement on Form 40-F:

A.	Annual Information Form

For the Registrant’s Annual Information Form for the year ended December 31, 2018, see Exhibit 99.16 hereto.

B.	Management’s Discussion and Analysis of Financial Condition

For the Registrant’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2018, see Exhibit 99.113 hereto.

C.	Audited Annual Financial Statements

For the Registrant’s Audited Annual Consolidated Financial Statements for the year ended December 31, 2018, including the Independent Auditor’s Report with respect thereto, see Exhibit 99.112 hereto.

EXPLANATORY NOTE REGARDING FINANCIAL STATEMENTS AND MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

On July 5, 2019, the Registrant performed a thousand-to-one share consolidation which affected all of the Registrant’s issued equity instruments. IAS 33, Earnings Per Share (“IAS 33”), requires the basic and diluted earnings per share (“EPS”) to be retroactively adjusted to give effect to the share consolidation. The EPS data included in the Registrant’s financial statements (Exhibits 99.25 and 99.112) and Management’s Discussion & Analysis of Financial Condition and Results of Operations (Exhibits 99.32 and 99.113) that have been filed on or subsequent to July 5, 2019, have been adjusted per IAS 33, but the Registrant’s financial statements and Management’s Discussion & Analysis of Financial Condition and Results of Operations filed prior to July 5, 2019 and which are included as exhibits to this Registration Statement on Form 40-F have not been adjusted and refiled per IAS 33.

Exhibits filed on or after July 5, 2019	Information retroactively adjusted to give effect to the share consolidation
99.126 Condensed Interim Consolidated Financial Statements, for the quarter and nine months ended September 30, 2019	- Weighted average number of shares outstanding and basic and diluted EPS for all the periods presented in the consolidated statements of operations.

99.25 Condensed Interim Consolidated Financial Statements, for the quarter and six months ended June 30, 2019	- Weighted average number of shares outstanding and basic and diluted EPS for all the periods presented in the consolidated statements of operations.

99.32 Management Discussion & Analysis, for the quarter and the six months ended June 30, 2019

- Weighted average number of shares outstanding and basic and diluted EPS for all the periods presented in the consolidated statements of operations.

- Basic and diluted EPS for the last eight quarters presented in the summary of quarterly results.

99.112 Audited Annual Consolidated Financial Statements, for the years ended December 31, 2018 and 2017	- Weighted average number of shares outstanding and basic and diluted EPS for all the years presented in the consolidated statements of operations.

99.113 Management Discussion & Analysis, for the quarter and the year ended December 31, 2018

- Weighted average number of shares outstanding and basic and diluted EPS for all the periods presented in the consolidated statements of operations.

- Basic and diluted EPS for the last eight quarters presented in the summary of quarterly results.

99.127 Management Discussion & Analysis, for the quarter and the nine months ended September 30, 2019

- Weighted average number of shares outstanding and basic and diluted EPS for all the periods presented in the consolidated statements of operations.

- Basic and diluted EPS for the last eight quarters presented in the summary of quarterly results.

For the readers convenience, the following table shows the “Net loss attributable to the owners of the parent” for all of the Registrant’s fiscal quarters since March 31, 2016, and the corresponding basic and diluted EPS figures retroactively adjusted for the share consolidation.

Quarter ended	Net loss attributable to the owners of the parent (in $000 Canadian)	Basic and diluted net loss attributable to the owners of the parent per share (in Canadian $)
March 31, 2016	$(15,579)	$(22.45)
June 30, 2016	(22,351)	(31.80)
September 30, 2016	(25,569)	(35.69)
December 31, 2016	(37,308)	(51.25)
March 31, 2017	(26,397)	(34.55)
June 30, 2017	(29,513)	(37.80)
September 30, 2017	(15,542)	(19.05)
December 31, 2017	(38,279)	(46.57)
March 31, 2018	(31,671)	(38.44)
June 30, 2018	(32,270)	(38.97)
September 30, 2018	(28,472)	(34.30)
December 31, 2018	(102,953)	(124.04)
March 31, 2019	(28,136)	(33.26)
June 30, 2019	(133,617)	(8.12)
September 30, 2019	$(29,602)	$(1.27)

DESCRIPTION OF COMMON SHARES

The Registrant’s authorized share capital consists of an unlimited number of common shares, all without nominal or par value, and an unlimited number of preferred shares issuable in series, all without nominal or par value. Each common share entitles the holder thereof to one vote at any meeting of the shareholders of the Registrant. As at October 31, 2019, the Registrant had 23,313,164 common shares issued and outstanding and no preferred shares issued and outstanding. The additional required disclosure containing a description of the securities to be registered is included under the headings “Dividends” and “Description of Capital Structure” on page 53 of Registrant’s Annual Information Form for the year ended December 31, 2018, attached as Exhibit 99.16 hereto, and under the heading “Share Capital” on page 31 of Registrant’s Audited Annual Consolidated Financial Statements for the year ended December 31, 2018, attached as Exhibit 99.112 hereto.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant does not have any “off-balance sheet arrangements” (as that term is defined in paragraph 11(ii) of General Instruction B to Form 40-F) that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table discloses aggregate information about material contractual obligations and periods in which payments were due as of December 31, 2018. Future events could cause actual payments to differ from these estimates.

	Less than One year	1 to 3 years	3 to 5 years	More than 5 years	Total
	(in $000 Canadian)
Accounts payable and accrued liabilities(1)	$26,011	$—	$—	$—	$26,011
Long-term portion of royalty payment obligations	—	3,469	55	299	3,823
Long-term license acquisition payment obligation	—	1,363	—	—	1,363
Long-term portion of other employee benefit liabilities	—	993	—	—	993
Long-term debt(2)	12,588	18,776	34,369	233,892	299,625

Total	$38,599	$24,601	$34,424	$234,191	$331,815

(1)	Excluding CAD$5.8 million for current portion of operating and finance lease inducement and obligations.
(2)

Under the terms of the Original Issue Discount loans and the Registrant’s non-revolving line of credit, the holder of Warrants #2, 8 and 9 may decide to cancel a portion of the face values of these loans as payment upon the exercise of these warrants. The maximum repayment due on these loans has been included in the above table. See the Registrant’s Management’s Discussion & Analysis of Financial Condition and Results of Operations for the quarter and year ended December 31, 2018, filed as Exhibit 99.113 hereto, for more information.

The following table discloses aggregate information about material contractual obligations and periods in which payments were due as of September 30, 2019 for the lease liabilities and the long-term debt, which have changed materially since December 31, 2018. Future events could cause actual payments to differ from these estimates.

	Less than One year	1 to 3 years	3 to 5 years	More than 5 years	Total
	(in $000 Canadian)
Lease liabilities(1)	$9,820	$18,514	$15,627	$45,896	$89,857
Long-term debt(2)	1,341	1,017	11,577	—	14,935

Total	$11,161	$20,531	$27,204	$45,896	$104,792

(1)

Prior to adopting the new lease standard, IFRS 16, Leases, at the beginning of 2019, total minimum operating lease commitments as at December 31, 2018 were $75.0 million. The decrease between the total of the minimum lease payments set out in Note 29 of the audited annual consolidated financial statements for the year ended December 31, 2018 and the total lease liabilities recognized on adoption of $42.7 million was principally due to the effect of discounting on the minimum lease payments. The amount also decreased slightly due to the fact that certain costs that are contractually committed under lease contracts, but which do not qualify to be accounted for as a lease liability, such as variable lease payments not tied to an index or rate, were previously included in our lease commitment table whereas they are not included in the calculation of the lease liabilities. These impacts were partially offset by the inclusion of lease payments beyond minimum commitments relating to reasonably certain renewal periods that had not yet been exercised as at December 31, 2018 which effect is to increase the liability. Right-of-use assets at transition have been measured at an amount equal to the corresponding lease liabilities, adjusted for any prepaid or accrued rent relating to that lease.

(2)

On April 23, 2019, the Registrant entered into a debt restructuring agreement with the long-term debt holder whereby approximately $229 million of the outstanding debt owned by Structured Alpha LP (“SALP”), all but $10.0 million of SALP’s outstanding debt, was converted into common shares at a conversion price, rounded to the nearest two decimals, of $15.21 (on a post share consolidation basis) per common share.

The commitment amounts in the tables above are associated with contracts that are enforceable and legally binding and that specify all significant terms, including interest on long-term debt, fixed or minimum services to be used, fixed, minimum or variable price provisions, and the approximate timing of the actions under the contracts. The tables do not include obligations under agreements that we can cancel without a significant penalty.

NASDAQ CORPORATE GOVERNANCE

A foreign private issuer that follows home country practices in lieu of certain provisions of the listing rules of the Nasdaq Stock Market LLC (the “Nasdaq Stock Market Rules”) must disclose the ways in which its corporate governance practices differ from those followed by domestic companies. As required by Nasdaq Rule 5615(a)(3), the Registrant will disclose on its website, as of the listing date, each requirement of the Nasdaq Stock Market Rules that it does not follow and describe the home country practice followed in lieu of such requirements.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Registrant has filed a Form F-X with the Commission together with this Registration Statement on Form 40-F.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Certification of Annual Filings—Chief Executive Officer, dated March 28, 2018, for the year ended December 31, 2017

99.2	Certification of Annual Filings—Chief Financial Officer, dated March 28, 2018, for the year ended December 31, 2017

99.3	Certification of Annual Filings—Chief Executive Officer, dated April 1, 2019, for the year ended December 31, 2018

99.4	Certification of Annual Filings—Chief Financial Officer, dated April 1, 2019, for the year ended December 31, 2018

99.5	Certification of Interim Filings—Chief Executive Officer, dated May 15, 2018, for the period ended March 31, 2018

99.6	Certification of Interim Filings—Chief Financial Officer, dated May 15, 2018, for the period ended March 31, 2018

99.7	Certification of Interim Filings—Chief Executive Officer, dated August 14, 2018, for the period ended June 30, 2018

99.8	Certification of Interim Filings—Chief Financial Officer, dated August 14, 2018, for the period ended June 30, 2018

99.9	Certification of Interim Filings—Chief Executive Officer, dated November 14, 2018, for the period ended September 30, 2018

99.10	Certification of Interim Filings—Chief Financial Officer, dated November 14, 2018, for the period ended September 30, 2018

99.11	Certification of Interim Filings—Chief Executive Officer, dated May 8, 2019, for the period ended March 31, 2019

99.12	Certification of Interim Filings—Chief Financial Officer, dated May 8, 2019, for the period ended March 31, 2019

99.13	Certification of Interim Filings—Chief Executive Officer, dated August 12, 2019, for the period ended June 30, 2019

99.14	Certification of Interim Filings—Chief Financial Officer, dated August 12, 2019, for the period ended June 30, 2019

99.15	Annual Information Form, for the year ended December 31, 2017

99.16	Annual Information Form, for the year ended December 31, 2018

99.17	Annual Report, for the year ended December 31, 2017

99.18	Annual Report, for the year ended December 31, 2018

99.19	Audited Annual Consolidated Financial Statements, for the years ended December 31, 2017 and 2016

99.20	[Reserved.]

99.21	Condensed Interim Consolidated Financial Statements, for the quarter ended March 31, 2018

99.22	Condensed Interim Consolidated Financial Statements, for the quarter and six months ended June 30, 2018

Exhibit No.	Description

99.23	Condensed Interim Consolidated Financial Statements, for the quarter and nine months ended September 30, 2018

99.24	Condensed Interim Consolidated Financial Statements, for the quarter ended March 31, 2019

99.25	Condensed Interim Consolidated Financial Statements, for the quarter and six months ended June 30, 2019

99.26	Management Discussion & Analysis, for the quarter and the year ended December 31, 2017

99.27	Management Discussion & Analysis, for the quarter ended March 31, 2018

99.28	Management Discussion & Analysis, for the quarter and six months ended June 30, 2018

99.29	Management Discussion & Analysis, for the quarter and nine months ended September 30, 2018

99.30	[Reserved.]

99.31	Management Discussion & Analysis, for the quarter ended March 31, 2019

99.32	Management Discussion & Analysis, for the quarter and six months ended June 30, 2019

99.33	EY Consent Letter, dated March 14, 2018

99.34	EY Consent Letter, dated November 27, 2018

99.35	Change of Auditor Letter from PWC, dated May 10, 2019

99.36	Change of Auditor Letter from EY, dated May 13, 2019

99.37	Form of Proxy, dated March 29, 2018

99.38	Form of Proxy, dated May 8, 2019

99.39	Notice of Annual and Special Meeting of Shareholders and Management Information Circular, dated March 22, 2018

99.40	Notice of Annual and Special Meeting of Shareholders and Management Information Circular, dated May 7, 2019

99.41	Material Change Report, dated February 22, 2018

99.42	Material Change Report, dated March 12, 2018

99.43	Material Change Report, dated August 13, 2018

99.44	Material Change Report, dated October 22, 2018

99.45	Material Change Report, dated November 5, 2018

99.46	Material Change Report, dated November 16, 2018

99.47	Material Change Report, dated November 29, 2018

99.48	Material Change Report, dated December 19, 2018

99.49	Material Change Report, dated February 27, 2019

99.50	Material Change Report, dated March 28, 2019

99.51	Material Change Report, dated April 17, 2019

99.52	Material Change Report, dated April 24, 2019

99.53	Material Change Report, dated May 15, 2019

Exhibit No.	Description

99.54	Material Change Report, dated May 22, 2019

99.55	Material Change Report, dated June 18, 2019

99.56	Material Change Report, dated July 4, 2019

99.57	Code of Ethics and Business Conduct, dated December 14, 2017

99.58	Code of Ethics and Business Conduct, dated May 7, 2019

99.59	Amended and Restated Stock Option Plan, dated May 10, 2017

99.60	Restricted Share Unit Plan, dated May 6, 2009

99.61	Amended and Restated Stock Option Plan, dated June 7, 2018

99.62	Restricted Share Unit Plan, dated May 9, 2018

99.63	Fourth Loan Agreement between Structured Alpha LP, Prometic Life Sciences Inc., Prometic Biotherapeutics Inc., Prometic Bioseparations Ltd, Prometic Biosciences Inc., Prometic Bioproduction Inc., NantPro Biosciences, LLC, Prometic Plasma Resources Inc., Prometic Pharma SMT Holdings Limited, Prometic Pharma SMT Limited, Prometic Biotherapeutics Ltd, Telesta Therapeutics Inc. and Prometic Plasma Resources (USA) Inc., dated November 30, 2017

99.64	Spin-Off Shareholder Rights Plan Agreement between Prometic Life Sciences Inc., Computershare Trust Company of Canada, Prometic Biosciences Inc., Prometic Bioproduction Inc. and Prometic Biotherapeutics Inc., dated March 22, 2018

99.65	Shareholder Rights Plan Agreement between Prometic Life Sciences Inc. and Computershare Trust Company of Canada, dated March 22, 2018

99.66	Third Omnibus Amendment Agreement between Structured Alpha LP, Prometic Life Sciences Inc., Prometic Biotherapeutics Inc., Prometic Bioseparations Ltd, Prometic Biosciences Inc., Prometic Bioproduction Inc., NantPro Biosciences, LLC, Prometic Plasma Resources Inc., Prometic Pharma SMT Holdings Limited, Prometic Pharma SMT Limited, Prometic Biotherapeutics Ltd, Telesta Therapeutics Inc. and Prometic Plasma Resources (USA) Inc., dated November 14, 2018

99.67	Private Placement Subscription Agreement, dated April 15, 2019

99.68	Board Observation Rights and Director Nomination Agreement, dated April 23, 2019

99.69	Registration Rights Agreement, dated April 23, 2019

99.70	Restructuring Agreement between Structured Alpha LP, Prometic Life Sciences Inc., Prometic Biotherapeutics Inc., Prometic Bioseparations Ltd, Prometic Biosciences Inc., Prometic Bioproduction Inc., NantPro Biosciences, LLC, Prometic Plasma Resources Inc., Prometic Pharma SMT Holdings Limited, Prometic Pharma SMT Limited, Prometic Biotherapeutics Ltd, Telesta Therapeutics Inc. and Prometic Plasma Resources (USA) Inc., dated April 15, 2019

99.71	Private Placement Subscription Agreement, dated April 15, 2019

99.72	Consolidated Loan Agreement between Structured Alpha LP, Prometic Life Sciences Inc., Prometic Biotherapeutics Inc., Prometic Bioseparations Ltd, Prometic Biosciences Inc., Prometic Bioproduction Inc., NantPro Biosciences, LLC, Prometic Plasma Resources Inc., Prometic Pharma SMT Holdings Limited, Prometic Pharma SMT Limited, Prometic Biotherapeutics Ltd, Telesta Therapeutics Inc. and Prometic Plasma Resources (USA) Inc., dated April 23, 2019

99.73	News release, dated March 5, 2018

99.74	News release, dated March 28, 2018

Exhibit No.	Description

99.75	News release, dated March 28, 2018

99.76	News release, dated May 15, 2018

99.77	News release, dated August 7, 2018

99.78	News release, dated August 14, 2018

99.79	News release, dated October 16, 2018

99.80	News release, dated October 29, 2018

99.81	News release, dated November 14, 2018

99.82	News release, dated November 14, 2018

99.83	News release, dated November 28, 2018
99.84	News release, dated December 19, 2018 (Management Change)

99.85	News release, dated February 25, 2019

99.86	News release, dated March 25, 2019

99.87	News release, dated April 1, 2019

99.88	News release, dated April 23, 2019 (Management Change)

99.89	News release, dated May 8, 2019

99.90	News release, dated May 8, 2019 (Management Change)

99.91	News release, dated April 15, 2019

99.92	News release, dated May 15, 2019

99.93	News release, dated June 17, 2019

99.94	News release, dated July 2, 2019

99.95	News release, dated August 12, 2019 (Management Change)

99.96	Press release, dated April 23, 2019

99.97	Notice of Meeting, dated March 22, 2018

99.98	Notice of Meeting, dated May 7, 2019

99.99	Notice of the Meeting and Record Date, dated March 2, 2018

99.100	Notice of the Meeting and Record Date, dated April 15, 2019

99.101	Notice of Availability of Proxy Materials, dated March 29, 2018

99.102	Certificate of Amendment, dated November 13, 2018

99.103	Certificate of Amendment, dated June 28, 2019

99.104	Report of voting results, dated May 10, 2018

99.105	Report of voting results, dated June 19, 2019

99.106	Notice of Change of Auditor, dated May 7, 2019

99.107	[Reserved.]

Exhibit No.	Description

99.108	Class 1 and Class 3B Reporting Issuers—Participation Fee, for the year ended December 31, 2017

99.109	Class 1 and Class 3B Reporting Issuers—Participation Fee, for the year ended December 31, 2018

99.110	Class 1 and Class 3B Reporting Issuers—Participation Fee, for the year ended December 31, 2017

99.111	Class 1 and Class 3B Reporting Issuers—Participation Fee, for the year ended December 31, 2018

99.112	Audited Annual Consolidated Financial Statements, for the years ended December 31, 2018 and 2017

99.113	Management Discussion & Analysis, for the quarter and the year ended December 31, 2018

99.114	Ernst & Young LLP Consent Letter, dated November 12, 2019

99.115	PricewaterhouseCoopers LLP Consent Letter, dated November 12, 2019

99.116	Notice of Special Meeting of Shareholders and Management Information Circular, dated September 4, 2019

99.117	Form of Proxy, dated September 5, 2019

99.118	Notice of the Meeting and Record Date, dated September 3, 2019

99.119	Abridgment Certificate of officer, dated September 5, 2019

99.120	News release, dated October 3, 2019

99.121	Material Change Report, dated October 3, 2019

99.122	Report of voting results, dated October 4, 2019

99.123	Notice of Change in Corporate Structured, dated October 3, 2019

99.124	Certificate of Amendment, dated October 3, 2019

99.125	Omnibus Incentive Plan, dated May 7, 2019

99.126	Condensed Interim Consolidated Financial Statements, for the quarter and nine months ended September 30, 2019

99.127	Management Discussion & Analysis, for the quarter and the nine months ended September 30, 2019

99.128	News release, dated November 11, 2019

99.129	Certification of Interim Filings—Chief Financial Officer, dated November 11, 2019, for the period ended September 30, 2019

99.130	Certification of Interim Filings—Chief Executive Officer, dated November 11, 2019, for the period ended September 30, 2019

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 12, 2019

LIMINAL BIOSCIENCES

By:	/s/ Kenneth Galbraith
Name:	Kenneth Galbraith
Title:	Chief Executive Officer